                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                                AUTONATION, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                  760759 10 0
                                 (CUSIP Number)

                            JONATHAN L. AWNER, ESQ.
                       AKERMAN, SENTERFITT & EIDSON, P.A.
                           ONE SOUTHEAST THIRD AVENUE
                              MIAMI, FLORIDA 33131
                            TEL. NO. (305) 374-5600
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


   SEE ITEM 3 REGARDING AN EXPLANATION FOR THE FILING OF THIS 13D AMENDMENT.
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]



                         (Continued on following pages)


                                  SCHEDULE 13D

    CUSIP NO.    760759 10 0
--------------------------------------------------------------------------------------------------------------------
        1        NAME OF REPORTING PERSONS
                 1 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                 Harris W. Hudson
--------------------------------------------------------------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)[ ]
                                                                                                         (b)[ ]
--------------------------------------------------------------------------------------------------------------------
        3        SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
        4        SOURCE OF FUNDS*

                 PF
--------------------------------------------------------------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                            [ ]
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America
--------------------------------------------------------------------------------------------------------------------
                                               7       SOLE VOTING POWER
            NUMBER OF                                  20,028,350
              SHARES
           BENEFICIALLY           ----------------------------------------------------------------------------------
             OWNED BY                          8       SHARED VOTING POWER
               EACH                                    -0-
            REPORTING             ----------------------------------------------------------------------------------
           PERSON WITH                         9       SOLE DISPOSITIVE POWER
                                                       20,028,350
                                  ----------------------------------------------------------------------------------
                                               10      SHARED DISPOSITIVE POWER
                                                       -0-
--------------------------------------------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 20,028,350
--------------------------------------------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                                              [ ]
                 EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.5%
--------------------------------------------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON*

                 IN



                                  SCHEDULE 13D

    CUSIP NO.    760759 10 0
--------------------------------------------------------------------------------------------------------------------
        1        NAME OF REPORTING PERSONS
                 1 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                 Harris W. Hudson Limited Partnership
--------------------------------------------------------------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)[ ]
                                                                                                         (b)[ ]
--------------------------------------------------------------------------------------------------------------------
        3        SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
        4        SOURCE OF FUNDS*

                 WC
--------------------------------------------------------------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                            [ ]
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 Nevada
--------------------------------------------------------------------------------------------------------------------
                                               7       SOLE VOTING POWER
            NUMBER OF                                  18,796,779
              SHARES              ----------------------------------------------------------------------------------
           BENEFICIALLY                        8       SHARED VOTING POWER
             OWNED BY                                  -0-
               EACH               ----------------------------------------------------------------------------------
            REPORTING                          9       SOLE DISPOSITIVE POWER
           PERSON WITH                                 18,796,779
                                  ----------------------------------------------------------------------------------
                                               10      SHARED DISPOSITIVE POWER
                                                       -0-
--------------------------------------------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 18,796,779
--------------------------------------------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                                              [ ]
                 EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.2%
--------------------------------------------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON*

                 PN



                                  SCHEDULE 13D

    CUSIP NO.    760759 10 0
--------------------------------------------------------------------------------------------------------------------
        1        NAME OF REPORTING PERSONS
                 1 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                 Harris W. Hudson, Inc.
--------------------------------------------------------------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)[ ]
                                                                                                         (b)[ ]
--------------------------------------------------------------------------------------------------------------------
        3        SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
        4        SOURCE OF FUNDS*

                 WC
--------------------------------------------------------------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                            [ ]
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 Nevada
--------------------------------------------------------------------------------------------------------------------
                                               7       SOLE VOTING POWER
            NUMBER OF                                  18,796,779
              SHARES              ----------------------------------------------------------------------------------
           BENEFICIALLY                        8       SHARED VOTING POWER
             OWNED BY                                  -0-
               EACH               ----------------------------------------------------------------------------------
            REPORTING                          9       SOLE DISPOSITIVE POWER
           PERSON WITH                                 18,796,779
                                  ----------------------------------------------------------------------------------
                                               10      SHARED DISPOSITIVE POWER
                                                       -0-
--------------------------------------------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  18,796,779
--------------------------------------------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                                              [ ]
                 EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.2%
--------------------------------------------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON*

                 CO



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


         The reporting persons listed on the cover pages to this Schedule 13D hereby make the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. This Statement is an amendment to the Schedule 13D filed by Harris W. Hudson dated May 21, 1995, as amended by Amendment No. 1 dated June 29, 1995, as amended by Amendment No. 2 dated August 3, 1995, as amended by Amendment No. 3 dated January 16, 1997 (the "Original Schedule 13D"). For further information regarding any of the items amended herein, reference is made to the Original Schedule 13D. Capitalized terms used herein and not defined have the meanings ascribed to them in the Original Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 of the Original Schedule 13D is hereby amended in its entirety as follows:

         This Statement is being filed jointly by Harris W. Hudson ("Mr. Hudson"), Harris W. Hudson Limited Partnership, a Nevada limited partnership ("HWHLP"), and Harris W. Hudson, Inc., a Nevada corporation ("HWHI"). Mr. Hudson's business address is 110 S.E. 6th Street, Fort Lauderdale, Florida 33301 and the business address of HWHLP and HWHI is P.O. Box 50102 Hendersen, Nevada, 89016. Mr. Hudson is Vice Chairman of the Board of the Issuer. The Issuer, formerly known as Republic Industries, Inc., is a holding company in the automotive retail business and is headquartered at 110 S.E. 6th Street, Fort Lauderdale, Florida 33301. Mr. Hudson is the President, Treasurer, Secretary, sole director and sole shareholder of HWHI. HWHI's principal business is to serve as the sole general partner of HWHLP. HWHLP's principal business is to make, hold, and manage certain of Mr. Hudson's investments in publicly traded and other companies. Mr. Hudson is a citizen of the United States of America.

         The names, addresses and principal occupations of each other executive officer and director of HWHI, all of whom are United States citizens, are as follows:


     NAME               TITLE          BUSINESS ADDRESS                     OCCUPATION
---------------    --------------    ------------------------    ---------------------------

Peter W. Wright    Vice President    1080 S.E. 3rd Ave.          Vice President
                                     Ft. Lauderdale, FL 33316    of Hudson
                                                                 Capital Group


         None of Mr. Hudson, HWHI, HWHLP, or to the knowledge of the reporting persons, any other person named in this Item 2 has, during the last five years,
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraphs:

         As a result of certain issuances of shares of Common Stock and a share repurchase program, both initiated by the Issuer, the total number of shares of Common Stock outstanding has fluctuated since Amendment No. 3 to Schedule 13D dated January 16, 1997 such that the Reporting Persons' percentage ownership has decreased. This Statement is being filed to reflect this change in the Reporting Persons' current percentage ownership.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph.

         See Item 3 for an explanation of the filing of this Schedule 13D amendment. None of the reporting persons or, to their knowledge, any other person named in Item 2 above, have any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a)-(j) of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Original Schedule 13D is hereby amended in its entirety as follows:

         (a) and (b) As of March 29, 2000, Mr. Hudson may be deemed to beneficially own 20,028,350 shares of Common Stock (which includes 18,796,779 shares of Common Stock beneficially owned by HWHLP described below and 1,231,571 shares of Common Stock issuable upon exercise of options) representing approximately 5.5% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 361,124,289 shares of Common Stock issued and outstanding as of March 23, 2000, plus the 1,231,571 shares of Common Stock issuable upon exercise of stock options which Mr. Hudson may be deemed to beneficially own and which are deemed outstanding for purposes of this computation). Mr. Hudson has the sole power to vote and the sole power to dispose of the 20,028,350 shares of Common Stock which he may be deemed to beneficially own.

         As of March 29, 2000, HWHLP may be deemed to beneficially own 18,796,779 shares of Common Stock representing approximately 5.2% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 361,124,289 shares of Common Stock issued and outstanding as of March 23, 2000). HWHLP has the sole power to vote and the sole power to dispose of the 18,796,779 shares of Common Stock which it may be deemed to beneficially own.

         As of March 29, 2000, HWHI may be deemed to beneficially own the 18,796,779 shares of Common Stock beneficially owned by HWHLP described above. HWHI has the sole power to vote and the sole power to dispose of the 18,796,779 shares of Common Stock which it may be deemed to beneficially own.

         Mr. Wright beneficially owns 269,452 shares of Common Stock (which includes 131,132 shares of Common Stock issuable upon exercise of options).

         (c) The only transaction in the securities of the Issuer that was effected during the past sixty days by the reporting persons and Mr. Wright is the following:

         On February 8, 2000, Mr. Hudson exercised options to purchase 300,000 shares of Common Stock at an exercise price of $1.9376.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     /s/ Harris W. Hudson
                                     -----------------------------------------
                                         HARRIS W. HUDSON


Dated: March 29, 2000

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     HARRIS W. HUDSON LIMITED
                                     PARTNERSHIP, a Nevada limited partnership

                                     By: Harris W. Hudson, Inc., a Nevada
                                         corporation, as general partner

                                         By: /s/ Harris W. Hudson
                                            ----------------------------------
                                                 Harris W. Hudson
                                                 President

Dated: March 29, 2000


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     HARRIS W. HUDSON, INC., a Nevada
                                     corporation

                                         By: /s/ Harris W. Hudson
                                            ----------------------------------
                                                 Harris W. Hudson
                                                 President

Dated: March 29, 2000



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